October 31, 2024

Yusheng Han
Chief Executive Officer
Burning Rock Biotech Ltd
No. 5, Xingdao Ring Road North, International Bio Island
Guangzhou, 510005
Peoples Republic of China

       Re: Burning Rock Biotech Ltd
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-39316
Dear Yusheng Han:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023
Exhibit 12.1 & 12.2

1. We note you have omitted the portion of introductory language in paragraph 4, as well as language in paragraph 4(b) of the Section 302 certifications, which refers to the certifying officers' responsibility for designing, establishing and maintaining internal control over financial reporting for the company. Since you are subject to the internal control over financial reporting requirements, please amend your Form
20-F
       accordingly to include the requisite language in your Section 302 certifications. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Please ensure the revised certifications refer to the Form 20-F/A and are currently dated. October 31, 2024
Page 2




        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christie Wong at 202-551-3684 or Li Xiao at 202-551-4391 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services